May 18, 2007

Via EDGAR and Facsimile

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Mark Webb
Legal Branch Chief

Re:	State Street Corporation
Registration Statement on Form S-4
File No. 333-141015

Dear Mr. Webb:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant State Street Corporation (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective on Monday, May 21, 2007, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, nor do Staff comments or changes to disclosure in response to Staff comments foreclose the Commission from taking any such action; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the Securities and Exchange Commission has declared the Registration Statement effective, please call Joel Unruch at Cravath, Swaine & Moore LLP at (212) 474-1946, and send written confirmation to the addresses listed on the cover of the Registration Statement.

Very truly yours,

STATE STREET CORPORATION,

By:	/s/ David C. Phelan
Name: David C. Phelan
Title: Executive Vice President and General Counsel